Lightspeed Commerce Announces Settlement Agreement for Quebec Class Action

MONTREAL, JUNE 16, 2025 /PRNewswire/ Lightspeed Commerce Inc., (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the unified omnichannel platform powering ambitious retail and hospitality businesses in over 100 countries, today announced that it has reached an agreement in principle to resolve in full the proposed class action proceedings filed in Quebec.1 The settlement follows the recent dismissal of a parallel U.S. securities class action against the Company, where the court found the plaintiff’s allegations to have no adequate legal basis.

The settlement, which remains subject to the approval of the Superior Court of Quebec, purports to definitely settle and discharge all claims put forward on behalf of the proposed class members against the Company and the other defendants. As part of the settlement, the Company and the other settling defendants admit no liability and deny all allegations of wrongdoing whatsoever.

“Lightspeed is in a moment of transformation, centering our business on strategic growth as we build a long-term profitable company for our customers and shareholders,” explained Founder and CEO, Dax Dasilva. “Resolving this action means Lightspeed can remain focused on our transformation–concentrating on the markets where we have a proven right to win–and delivering exceptional experiences to our customers worldwide."

The amount of the settlement is ~$8.09 million2.

To learn more about Lightspeed, visit http://www.lightspeedhq.com.

About Lightspeed

Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.

With fast, flexible omnichannel technology, Lightspeed brings together point of sale, ecommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.

1 Re-Re-Amended Motion for Authorization to Bring an Action Pursuant to Section 225.4 of the Québec Securities Act and Application for Authorization to Institute a Class Action. See court docket number 500-06-001164-215.
2 C$11 million converted into U.S. dollars using an exchange rate of 0.7354, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 13, 2025.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed's pending and threatened litigation and settlement agreement. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Lightspeed Media Relations: media@lightspeedhq.com
Lightspeed Investor Relations: Gus Papageorgiou, investorrelations@lightspeedhq.com